SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.: __)

High Velocity Alternative energy Corp
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

429808 30 6
(CUSIP Number)

Michael S. Krome, Esq.
8 Teak Court
Lake Grove, New York 11755
(631) 737-8381
(Name Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 13, 2008
(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

SCHEDULE 13D

CUSIP No.: 429808 30 6

1		Name of Reporting Person
I.R.S. Identification No. of Above Person

MICHAEL S. KROME

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) or 2(e)
Not Applicable

6		CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

	7	SOLE VOTING POWER
Number of		713,038
Shares
Beneficially	8	SHARED VOTING POWER
Owned by		0
Each
Reporting Person	9	SOLE DISPOSITIVE POWER
With		713,038

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
713,038

12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.58%

14	TYPE OF REPORTING PERSON
IN

Item 1. SECURITY AND ISSUER

The class of securities to which this statement relates in the common stock, $0.001 par value (the “Common Stock”) of High Velocity Alternative Energy Corp., located at 5841 West 66th Street, Bedford Park, IL 60638

ITEM 2. IDENTITY AND BACKGROUND
(a) - (c)

Name	Principal Occupation	Employer	Address
Michael S. Krome, Esq.	Attorney	Self	8 Teak Court
Lake Grove, NY 11755

(d)	None

(e)	None

(f)	United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Issued as compensation from Issuer and as a grant of stock options, exercise price of $0.85 per share with respect to 400,000 shares, included on Registration Statement on Form S-8

ITEM 4. PURPOSE OF TRANSACTION

Purpose of issuance was as part of compensation for serving as a past Director and as an attorney for the Issuer

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 713,038 shares of Common Stock of the Issuer, representing approximately 5.58% of the Issuer’s common stock (based upon 12,775,164 shares of common stock outstanding at March 5, 2008).

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 713,038 shares beneficially owned by the Reporting Person.

(c)
Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer’s common stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not Applicable

(e)	Date Ceased to be a 5% Owner. Not Applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 5, 2008

/s/ Michael S. Krome
Michael S. Krome, Esq.